UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

CVB Financial Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126600105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	126600105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George Borba Family Trust 336188171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

11326804

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

11326804

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11326804

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

(Trust) Sole voting and dispositive power amounts include 120,469 vested option shares.

CUSIP No.	126600105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Borba Children's Holding Trust 466388658

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

277000

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

277000

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

277000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

(Trust)

CUSIP No.	126600105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
George A Borba Jr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

11520

	6	SHARED VOTING POWER

11603804

	7	SOLE DISPOSITIVE POWER

11520

	8	SHARED DISPOSITIVE POWER

11603804

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

66920

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Sole voting and dispositive power amounts include 288 shares held as custodian for minor children.
Shared voting and dispositive power amounts include 11,206,335 shares held by The George Borba Family Trust, as to which George Borba Jr. is a successor co-trustee with shared voting and dispositive power; 277,000 shares held by The Borba Children's Holding Trust of which George Borba Jr. is a co-trustee with shared voting and dispositive power; and 120,469 vested option shares exercisable by The George Borba Family Trust.
Aggregate amount beneficially owned by each reporting person -Mr. Borba disclaims beneficial ownership of the shares held by The George Borba Family Trust and The Borba Children's Holding Trust, except to the extent of his distributable interest in The Borba Children's Holding Trust.

CUSIP No.	126600105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Linda Borba Gourdikian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

28822

	6	SHARED VOTING POWER

11651154

	7	SOLE DISPOSITIVE POWER

28822

	8	SHARED DISPOSITIVE POWER

11651154

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

132172

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☒

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Sole voting and dispositive power amounts include 275 vested option shares.
Shares voting and dispositive power amounts inclue 11,206,335 shares held by The George Borba Family Trust, as to which Ms. Gourdikian is a successor co-trustee with shared voting and dispositive power; 277,000 shares held by The Borba Children's Holding Trust of which Ms. Gourdikian is a co-trustee with shared voting and dispositive power; and 120,469 vested options exercisable by The George Borba Family Trust. Also includes 47,350 shares held by the Gourdikian Family Trust of which Ms. Gourdikian and her husband are co-trustees and beneficiaries.
Aggregate amount beneficially owned by each reporting person -Ms. Gourdikian disclaims beneficial ownership of the shares held by The George Borba Family Trust and The Borba Children's Holding Trust, except to the extent of her distributable interest in The Borba Children's Holding Trust.

Item 1.

(a)	Name of Issuer
CVB Financial Corp.

(b)	Address of Issuer’s Principal Executive Offices
701 N. Haven Ave. Ontario CA 91764

Item 2.

(a)	Name of Person Filing
George Borba Family Trust

(b)	Address of Principal Business Office or, if none, Residence
701 N. Haven Ave. Ontario CA 91764

(c)	Citizenship
USA

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
126600105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: n/a

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 11,679,976

(b)	Percent of class: 11.1

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 11,679,976

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 11,679,976

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

n/a

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Dolores S. Borba

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

n/a

Item 8.	Identification and Classification of Members of the Group

n/a

Item 9.	Notice of Dissolution of Group

n/a

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The George Borba Family Trust

Date: February 11, 2013	By:	/s/ George A Borba Jr and Linda Borba Gourdikian
Name: George A Borba Jr and Linda Borba Gourdikian
Title: Co Trustees

The Borba Childrens Holding Trust

Date: February 11, 2013	By:	/s/ George A Borba Jr and Linda Borba Gourdikian
Name: George A Borba Jr and Linda Borba Gourdikian
Title: Co Trustees

Date: February 11, 2013	By:	/s/ George A Borba Jr
Name: George A Borba Jr
Title:

Date: February 11, 2013	By:	/s/ Linda Borba Gourdikian
Name: Linda Borba Gourdikian
Title:

Footnotes:
This Schedule 13G is being filed jointly by the George Borba Family Trust, of which George A. Borba, Jr. and Linda Borba Gourdikian are co trustees; by The Borba Children’s Holding Trust dated December 4, 2012 Trust, of which George A. Borba, Jr. and Linda Borba Gourdikian are co trustees; and by George A. Borba, Jr. and Linda Borba Gourdikian, as individuals and as co trustees of the George Borba Family Trust . The shares held by The George Borba Family Trust and the Borba Children's Holding Trust were acquired by and previously reported on a Form 13G by George A. Borba, who died on October 23, 2012. The reporting persons acquired beneficial ownership upon the resignation of the successor trustee, Dolores S. Borba. Dolores S. Borba established The Borba Children's Holding Trust and transferred certain shares from The George Borba Family Trust to the The Borba Children's Trust on December 10, 2012. Dolores S. Borba has the right to receive dividends and proceeds from the sale of shares held by The Borba Family Trust during her lifetime.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)